Exhibit 99.5
Amendment No. 1 to 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan
Taxation section of 1999 plan, 2000 plan, 2000 ADS plan, WRSUP 2004 Plan, WARSUP 2004 Plan and WRSUP 2005 Plan have been amended to include the following:
Notwithstanding anything to the contrary contained in the plan or any agreement under the plan, where any tax, fringe benefit tax, surcharge, cess, duty or other levy (herein after referred to as ‘tax’) is imposed either on the employee including former employee or on the employer or otherwise with reference to occurrence of any event or any time, the Administrator is authorized to determine the amount of withholding, deduction or recovery, if any, of such tax from the optionee and also the modalities of recovery.